FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                       For the fiscal year ended: December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                                       For the transition period from                       to

Commission file number           1-3208

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

National Linen Service Retirement and 401(k) Plan for Eligible Management Associates

B.	Name of issuer of the securities held pursuant to the plan and the address of the Principal executive office:

National Service Industries, Inc. 1420 Peachtree Street, NE Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

2.	Exhibits

The following exhibit is filed with this report:

Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

National Linen Service Retirement and 401(k) Plan for Eligible Management Associates

Date: June 28, 2002	By:	National Service Industries, Inc. Plan Administrator

	By:	/s/ Brock A. Hattox

	Name:	Brock A. Hattox
	Title:	Chairman, Chief Executive Officer and
President of National Service Industries, Inc.

Audited Financial Statements

National Service Industries
Selected 401(k) and Retirement Plans

At December 31, 2001 and 2000 and
for the year ended December 31, 2001

National Service Industries

Selected 401(k) and Retirement Plans

Audited Financial Statements

At December 31, 2001 and 2000 and for the year ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

The Plan Administrator of
     National Service Industries, Inc.
     Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of AECO Employees’ 401(k) Retirement and Savings Plan, National Linen Service Retirement and 401(k) Plan for Eligible Management Associates, and National Linen Service Retirement and 401(k) Plan for Eligible Associates (collectively, the “Plans”) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2001 and 2000, and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 17, 2002

National Service Industries Selected 401(k) and Retirement Plans
Statements of Net Assets Available for Benefits
December 31, 2001

						Plan Interest
						Percentage
		Employer	Participant	Plan Interest in	Net Assets	in NSI
Plan		Contributions	Contributions	NSI DC Trust	Available for	DC Trust
No.	Plan Name	Receivable	Receivable	(Notes 1, 2 & 3)	Benefits	(Notes 1, 2 & 3)

061	National Linen Service Retirement and 401(k) Plan for Eligible Associates	$—	$41,536	$4,611,174	$4,652,710	18.91%
062	National Linen Service Retirement and 401(k) Plan for Eligible Management Associates	19,003	69,956	6,981,361	7,070,320	28.74%
064	AECO Employees’ 401(k) Retirement and Savings Plan	8,525	28,479	12,840,192	12,877,196	52.35%

	Total	$27,528	$139,971	$24,432,727	$24,600,226	100.00%

See accompanying notes.

National Service Industries Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits
December 31, 2000

						Plan Interest
						Percentage
		Employer	Participant	Plan Interest in	Net Assets	in NSI
Plan		Contributions	Contributions	NSI DC Trust	Available for	DC Trust
No.	Plan Name	Receivable	Receivable	(Notes 1, 2 & 3)	Benefits	(Notes 1, 2 & 3)

061	National Linen Service Retirement and 401(k) Plan for Eligible Associates	$—	$19,857	$4,309,690	$4,329,547	1.53%
062	National Linen Service Retirement and 401(k) Plan for Eligible Management Associates	9,460	47,727	7,678,242	7,735,429	2.72%
064	AECO Employees' 401(k) Retirement and Savings Plan	—	—	12,060,746	12,060,746	4.28%

	Total	$9,460	$67,584	$24,048,678	$24,125,722	8.53%

See accompanying notes.

National Service Industries Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits
For The Year Ended December 31, 2001

		Net Assets						Net Assets
		Available for					Net Investment	Available for
		Benefits at					Loss from NSI	Benefits at
Plan		December 31,	Employer	Participant	Benefit	Plan	DC Trust	December 31,
No.	Plan Name	2000	Contributions	Contributions	Payments	Transfers, net	(Notes 1, 2 & 3)	2001

061	National Linen Service Retirement and 401(k) Plan for Eligible Associates	$4,329,547	$161,401	$867,711	$(349,262)	$(2,958)	$(353,729)	$4,652,710
062	National Linen Service Retirement and 401(k) Plan for Eligible Management Associates	7,735,429	286,358	1,213,921	(1,314,858)	189,231	(1,039,761)	7,070,320
064	AECO Employees’ 401(k) Retirement and Savings Plan	12,060,746	550,064	2,186,083	(942,633)	522,958	(1,500,022)	12,877,196

	Total	$24,125,722	$997,823	$4,267,715	$(2,606,753)	$709,231	$(2,893,512)	$24,600,226

See accompanying notes.

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.    Description of the Plans

General

The accompanying financial statements of those National Service Industries (the “Company” or “NSI”) 401(k) and Retirement Plans listed in the accompanying financial statements (the “Plans”) are commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the “NSI DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

On November 7, 2001, the Board of Directors of NSI approved the spin-off of its lighting equipment and chemicals businesses into a separate publicly traded company with its own management and board of directors. The spin-off was effected on November 30, 2001 through a tax-free distribution (“Spin-Off”) of 100% of the outstanding shares of common stock of Acuity Brands, Inc. (“Acuity”), a wholly-owned subsidiary of NSI owning and operating the lighting equipment and chemicals businesses. Each NSI stockholder of record as of November 16, 2001, the record date for the distribution, received one share of Acuity common stock for each share of NSI common stock held at that date. NSI retained its textile and envelope businesses, and thus continues as Plan Sponsor for their related employee benefit plans. Prior to the spin-off, the employee benefit plans of Acuity were commingled in the NSI DC Trust along with the Plans of NSI.

In conjunction with the Spin-Off, sponsorship of National Service Industries Retirement and 401(k) Plan (the “Corporate Plan”) was transferred to Acuity. Accordingly, NSI corporate employees began participating in the National Linen Service Retirement and 401(k) Plan for Eligible Management Associates (the “NLS Management Plan”) and the fair value of their respective account balances were transferred from the Corporate Plan to the NLS Management Plan effective November 30, 2001.

Eligibility

Each of the Plans is a defined contribution plan. The Plans cover substantially all salaried, commissioned, union and non union hourly employees of the Company with at least six months of service, as defined, and who have attained the specified minimum age requirements.

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

1.     Description of the Plans (continued)

Administration

Administration of the Plans is the responsibility of the Company’s retirement committee, which is appointed by its board of directors. All administrative expenses of the Plans were paid by the Company during the year ended December 31, 2001.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide that the Company has the right to discontinue contributions or to terminate the Plans at any time. In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in NSI Common Stock and Acuity Common Stock

As of December 31, 2001 and 2000, approximately 1.9 % and 5.0%, respectively, of the NSI DC Trust’s net assets were invested in the common stock of NSI, a party in interest to the Plans. At December 31, 2001, approximately 7.9% of the NSI DC Trust’s net assets were invested in the common stock of Acuity.

Funding Policy

The basis for determining participant (pre-tax) and employer contributions is as follows:

Participant
Plan Name	Contributions	Employer Contributions

National Linen Service Retirement and 401(k) Plan for Eligible Associates	1% to 15% of compensation	1% of compensation for eligible employees covered by the collective bargaining agreement with the Southern Region of Teamsters and the Eastern Region of Teamsters, affiliated with the International Brotherhood of Teamsters.

National Linen Service Retirement and 401(k) Plan for Eligible Management Associates	1% to 15% of compensation	50% of participants’ contribution up to 4% of compensation. Additional discretionary profit sharing contribution permitted.

AECO Employees’ 401(k) Retirement and Savings Plan	1% to 15% of compensation	50% of participants’ contribution up to 4% of compensation.

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

2.     Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investments

Investments of the NSI DC Trust, except for the guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Prior to the Spin-Off, certain GICs included in the NSI DC Trust were synthetic; that is, the NSI DC Trust owned certain fixed income securities and the contract issuer provided a “wrapper” that guaranteed a fixed rate of return and provided benefit responsiveness. At December 31, 2001, the NSI DC Trust did not hold any GICs.

At December 31, 2000, the fair values of the underlying assets of the synthetic GICs included in the NSI DC Trust (as determined from quoted market prices) were $36,352,000, and the values of the related wrapper contracts were $(556,000).

GICs included in the NSI DC Trust were fully benefit-responsive and were carried at contract value (cost plus accrued interest) by the NSI DC Trust in accordance with SOP 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.” At December 31, 2000, contract value approximated fair value. At December 31, 2000, the weighted average crediting interest rate, which was reset periodically during the year, was 6.25%. For the year ended December 31, 2000, the annual yield on the GICs held by the NSI DC Trust was 6.48%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements and plant closings, but in no case are adjusted to a rate less than 0%.

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

2.     Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     NSI DC Trust

The NSI DC Trust is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust. Effective with the Spin-Off, the net assets of the Acuity employee benefits plans were transferred to a separate trust.

The following table presents the fair value of net assets of the NSI DC Trust:

	December 31,

	2001	2000

Mutual funds	$11,010,934	$142,891,385
Common/collective trusts	9,998,276	50,678,595
Guaranteed investment contracts	—	25,441,721
Common stock	2,396,414	14,092,908
Loans receivable from participants	964,637	7,767,946
Cash equivalents	62,466	5,357,101
Accrued investment income	—	21,854
Adjustments for pending trades	—	109,351
Corporate debt instruments	—	8,932,327
U.S. Government securities	—	6,745,890
103-12 investment entities	—	20,515,124
Synthetic guaranteed investment contract wrappers	—	(556,146)
Accrued expenses and other	—	(26,727)

Net assets	$24,432,727	$281,971,329

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

3.     NSI DC Trust (continued)

Investment results of the NSI DC Trust for the year ended December 31, 2001 are as follows:

Interest income	$5,612,512
Dividends on NSI common stock	614,107
Net depreciation in fair value of common stock	(5,830,741)
Net loss from common/collective trusts	(2,394,654)
Net loss from mutual funds	(25,215,404)

Investment results	$(27,214,180)

Of this investment loss, $24,320,668 was allocated to the Acuity Plans in connection with the Spin-Off.

4.     Income Tax Status

The Plans have applied for but have not received determination letters from the Internal Revenue Service (the “IRS”) stating that the Plans, as restated and amended, are qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plans’ qualified status.

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

5.     Nonparticipant-Directed Fund Information

Certain Plans in the NSI DC Trust provide for nonparticipant-directed funds. Such funds are invested in NSI common stock. The following represents the net assets available for benefits of the nonparticipant-directed portion of the Plans as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001:

	Plan No.

	062	064

Net Assets, December 31, 2000	$919,483	$1,263,114
Employer contributions, net of forfeitures	286,358	550,030
Net investment income	(10,292)	(3,681)
Plan transfers	(83,607)	(113,399)
Transfer to participant-directed funds	(937,645)	(1,434,738)
Benefits paid to participants	(34,146)	(45,710)

Net increase	(779,332)	(1,047,498)

Net Assets, December 31, 2001	$140,151	$215,616

6.     Benefits Payable

The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2001	2000

061	National Linen Service Retirement and 401(k) Plan for Eligible Associates	$1,257	$3,161
062	National Linen Service Retirement and 401(k) Plan for Eligible Management Associates	—	32,503
064	AECO Employees' 401(k) Retirement and Savings Plan	8,881	16,633

National Service Industries Selected 401(k) and Retirement Plans
Notes to Financial Statements
December 31, 2001

7.     Forfeitures

For the year ended December 31, 2001, employer contributions to National Linen Service Retirement and 401(k) Plan for Eligible Management Associates were reduced by $11,106 from forfeited nonvested accounts.